AB 3/11/06

SECU[illegible] 06005808 [illegible]SION

Washington, D.C. 20549

PROCESSING
RECEIVED
FEB 27 2006
SEC MAIL SECTION 213
WASH., D.C.

3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Zage (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cipolla Sziklay Assurance Services L.L.C.
(Name – *if individual, state last, first, middle name*)

One Boland Drive (Address) West Orange (City) New Jersey (State) 07052 (Zip Code)

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/06

OATH OR AFFIRMATION

I, Jeffrey Zage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

23rd day of February 2006

Jane V Riordan
Notary Public

Signature

Chief Executive Officer & President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANE V. RIORDAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/23/2007

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)

December 31, 2005

CONTENTS

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

Independent Auditors' Report

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, during 2005 the Internal Revenue Service approved the Company's application to be taxed as an "S" corporation retroactive to April 1, 2003. The Company has filed 2003 and 2004 amended federal income tax returns to recover income taxes of approximately $736,000 plus interest; such tax refunds and interest have been credited to 2005 net income. Moreover, previously recorded deferred income tax assets of approximately $152,000 were charged to expense during 2005 as a result of the "S" corporation election.

Cipolla Sziklay Assurance Services, L.L.C.
CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 21, 2006

(AN "S" CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 4,274,842
Accounts receivable	1,062,555
Receivable from clearing broker	23,234
Securities owned, at market	1,099,616
Income taxes receivable	734,258
Interest receivable	32,920
Property and equipment, net	397,432
Deferred income taxes	11,463
Other assets	209,624
Total assets	$ 7,845,944

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 376,468
Notes payable	318,686
Due to affiliate	28,276
Dividend payable	769,020
	1,492,450
Liabilities subordinated to claims of general creditors	5,312,493
Stockholders' equity	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Retained earnings	1,040,001
Total stockholders' equity	1,041,001
Total liabilities and stockholders' equity	$ 7,845,944

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 1,761,051
Principal transactions	3,448,018
Underwriting of certificates of deposit	7,914,462
Interest	99,888
Other income	1,166,346
	14,389,765
Expenses	
Employee compensation and benefits	10,131,402
Floor brokerage, exchange, and clearance fees	1,690,427
Communications and data processing	258,770
Interest	375,426
Occupancy	281,214
Other expenses	1,418,078
	14,155,317
Income before income taxes	234,448
Income taxes	
Current	(704,837)
Deferred	152,471
	(552,366)
Net income	$ 786,814

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, beginning of year	20	$1,000	$ 1,022,207	$ 1,023,207
Net income	-	-	786,814	786,814
Dividends	-	-	(769,020)	(769,020)
Balance, end of year	20	$1,000	$1,040,001	$1,041,001

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2005

Balance, beginning of year	$4,962,665
Accrued interest	349,828
Balance, end of year	$5,312,493

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 786,814
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	115,574
Deferred income taxes	147,591
Changes in operating assets and liabilities:	
Accounts receivables	(77,018)
Receivable from clearing broker	(30,455)
Securities owned at market	5,403,631
Income taxes receivable	(889,551)
Interest receivable	(32,920)
Other assets	(91,837)
Accounts payable and accrued expenses	(48,113)
Due to affiliate	(216,386)
Firm commitments	(4,992,500)
Accrued interest on liabilities subordinated to claims of general creditors	349,828
Net cash provided by operating activities	424,658
Net cash used in investing activities	
Purchase of equipment	(56,164)
Net cash from financing activities	
Repayments of notes payable	(103,222)
Net increase in cash and cash equivalents	265,272
Cash and cash equivalents, beginning of year	4,009,570
Cash and cash equivalents, end of year	$4,274,842

Supplemental disclosure of cash flow information:

Cash paid during the year for :	
Income taxes	$ 186,345
Interest	$ 25,599

Non-cash financing activities include dividends accrued of $769,020.

See notes to financial statements

NOTE 1 – NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Accounts Receivable
Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Securities Owned, at market
Marketable securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

Revenue and Expense Recognition from Securities Transactions
Commission revenues and expenses are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Revenues
Underwriting revenues are recorded in accordance with the terms of the respective underwriting agreements.

Income Taxes
In December 2005, the Internal Revenue Service approved the Company's application to be taxed as an "S" corporation retroactive to April 1, 2003. For state income tax purposes, the "S' Corporation election is effective January 1, 2005. Due to the change in tax status, the Company's 2005 revenues and expenses will not be subject to federal income tax and will be subjected to a reduced state income tax rate. The individual shareholders are responsible for the payment of income taxes on the Company's earnings.

The Company has filed 2003 and 2004 amended federal income tax returns in response to the Internal Revenue Service granting the retroactive relief described above. These amended tax returns reflect tax refunds due the Company of approximately $736,000 plus interest; such tax refunds have been credited to the current federal income tax provision.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Prior to 2005, the Company's deferred tax asset was derived by applying the higher federal and state income tax rates applicable to "C" corporations. As a result of the "S" corporation elections, the Company will only be subjected to reduced state income tax rates. Accordingly, the Company's deferred income tax asset was reduced by approximately $152,000 as a result of its change in tax status during 2005.

Dividends Payable
The Company has committed to reimburse its stockholders for the income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. Dividends payable of approximately $769,000 have been recorded in recognition of this obligation.

Reclassifications
Certain accounts have been reclassified in the accompanying financial statements from prior years' presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments
All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture & fixtures	$224,885
Telephone equipment	165,845
Computer hardware	192,952
Vehicles	71,373
	655,055
Less accumulated depreciation and amortization	257,623
	$397,432

Depreciation expense for 2005 approximates $114,000. Assets purchased under capital lease obligations are included above having a cost of $71,373 and accumulated depreciation of $50,818 as of December 31, 2005.

NOTE 4 – SECURITIES OWNED

Details of securities owned at December 31, 2005 are as follows:

Certificates of Deposit	$1,087,843
Equity Securities	11,773
	$1,099,616

NOTE 5 – NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

The Company owes $318,686 as of December 31, 2005 pursuant to equipment notes payable and a capital lease obligation.

Equipment notes payable
Equipment notes maturing through 2009 bear interest at 5% to 6.25% per annum; the notes are secured by the underlying equipment. Aggregate required note principal payments are as follows:

NOTE 5 – NOTES PAYABLE AND CAPITAL LEASE OBLIGATION (Continued)

Year Ending December 31,	
2006	$95,839
2007	82,235
2008	77,462
2009	27,634
Total	$283,170

Capital lease obligation

A capital lease obligation maturing in 2008 bears interest at 4.5% per annum; the capital lease obligation is secured by the underlying equipment. Minimum annual payments under capital lease obligation are as follows:

Year Ending December 31,	
2006	$ 15,047
2007	15,047
2008	7,523
	37,617
Less: amount representing interest	(2,101)
Principal due	$ 35,516

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated notes are payable to the Company's stockholders and bear interest at the bank's prime rate plus two percent, not to exceed 8%. The principle amount outstanding under the notes are repayable in 27 quarterly installments commencing on April 1, 2006

Principle amount outstanding under notes	$4,474,756
Accrued interest	837,737
	$5,312,493

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1200 percent of its net capital and equity capital withdrawal and additional debt limitations are in place. The common stock of the Company has been pledged to the note holders. Interest expense on subordinated notes total approximately $350,000 for 2005.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $3,878,803, which was $3,778,803 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 5.4 to 1.

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	
Federal	($726,404)
State	21,567
	($704,837)
Deferred	
Federal	$123,237
State	29,234
	$ 152,471

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:	
Benefits plans	$6,767
Liabilities and reserves	7,795
Gross deferred tax assets	14,562
Valuation allowance	-0-
Total	14,562
Deferred tax liabilities:	
Property and equipment	(3,099)
Net deferred tax asset	$11,463

No valuation allowance is deemed necessary as the Company is expected to generate future taxable income exceeding the amounts of future reversing deductible temporary differences. No change has occurred in the valuation allowance during the year.

NOTE 9 – OFF-BALANCE SHEET RISK

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating leases for office space and automotive equipment. The Company has an option to renew their office leases for a five-year period. Aggregate future lease payments for office space and equipment for the five years subsequent to December 31, 2005 are as follows:

Year Ending December 31,	
2006	$321,000
2007	316,000
2008	342,000
2009	343,000
2010	345,000
Thereafter	245,000
	$1,912,000

Rent expenses under operating leases were approximately $308,000 during 2005. As described in note 11, an agreement is in place whereby an affiliated company shares the cost relative to the office space lease.

NOTE 11 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative cost sharing agreement, the Company shares the cost of overhead expenses with an affiliated company based on relative sales levels. As of December 31, 2005 there exists an amount due to affiliate of $28,276, which was derived as follows:

Balance, January 1, 2005	$244,662
Expenses incurred by affiliate for the benefit of the Company	2,699,614
Cash paid by the Company to affiliate	(2,916,000)
Balance, December 31, 2005	$28,276

NOTE 12 –PENSION PLANS

Defined Contribution Pension Plan
The Company is a participating employer of a profit sharing plan that allow for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit by the employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for the year ended December 31, 2005 is approximately $160,000.

Defined Compensation Plan
An affiliate established a non-qualified deferred compensation program in 2004 with certain key employees whereby they may defer a portion of annual compensation for payment upon retirement. The employee immediately vests with respect to their contributions.

Supplemental Executive Retirement Plan
An affiliate established a Supplemental Executive Retirement Plan (SERP) in 2004. The Company has absolute discretion to defer compensation on behalf of the participants. Participants vest in the employer contributions after ten agreement years, except for any employee who terminates employment due to retirement or disability. Vesting credits were given to initial participants in the plan, based on years of service with the Company, for up to five years of vesting credits. The Plan also provides for a death benefit to employed participants. The Company purchases Company-owned life insurance contracts that will allow the Company to recover a portion of its cost upon the death of the employee.

Total expense for the deferred compensation and SERP agreements for the year ended December 31, 2005 is approximately $223,000.